

Sun Life Financial appoints James H. Sutcliffe to Board of Directors

TORONTO (February 12, 2009) — The Board of Directors of Sun Life Financial Inc. (TSX/NYSE: SLF) is pleased to announce the appointment of James H. Sutcliffe, FIA as a Director effective February 10, 2009. Mr. Sutcliffe will stand for election by shareholders as a Director at the Annual Meeting on May 21, 2009.

Mr. Sutcliffe retired as Group Chief Executive Officer of Old Mutual plc, an international savings and wealth management company, in September 2008. Prior to joining Old Mutual plc in January 2000, Mr. Sutcliffe was a senior executive with Prudential plc, an international retail financial services group. Mr. Sutcliffe is a Director of Lonmin plc and a trustee of Buffelshoek Trust. He was a trustee of The Nelson Mandela Legacy Trust (UK) from 2005 to 2008.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2008, the Sun Life Financial group of companies had total assets under management of $381 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

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Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	**Investor Relations Contact:**
Steve Kee	Paul Petrelli
Assistant Vice-President, Communications	Vice-President, Investor Relations
Tel: 416-979-6237	Tel: 416-204-8163
steve.kee@sunlife.com	investor.relations@sunlife.com